UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

L&L ACQUISITION CORP.
(Name of Issuer)
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
50161R209
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	50161R209

1	NAMES OF REPORTING PERSONS John L. Shermyen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		224,722

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—0—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		224,722

WITH:	8	SHARED DISPOSITIVE POWER

		—0—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	224,722

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 5 Pages

CUSIP No.	50161R209

Item 1(a).	Name of Issuer:
L&L Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
265 Franklin Street, 20th Floor, Boston, Massachusetts 02110

Item 2(a).	Name of Person Filing:
This statement is being filed by John L. Shermyen who is sometimes referred to herein as the “Reporting Person.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of the Reporting Person:
c/o L&L Acquisition Corp.
265 Franklin Street, 20th Floor
Boston, Massachusetts 02110

Item 2(c).	Citizenship:
United States

Item 2(d).	Title of Class of Securities:
Common Stock, par value $.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:
50161R209

Item 3.	Not Applicable.

Page 3 of 5 Pages

CUSIP No.	50161R209

Item 4.	Ownership.
On November 29, 2010, the Issuer consummated its initial public offering (the “IPO”). For purposes of calculating the percentage ownership of the Reporting Person set forth in this Schedule 13G, the 5,150,000 of Common Stock outstanding, according to information from the Issuer as set forth on its IPO registration statement on Form S-1 (File No. 333-168949), was adjusted to exclude (i) 555,556 total shares held in escrow that will be forfeited on the fifth anniversary of the Issuer’s initial business combination unless, prior to such time, either (x) the last sales price of the Issuer’s stock equals or exceeds $18.00 per share for any 20 trading days within any 30-trading day period or (y) a transaction is consummated following the Issuer’s initial business combination in which all stockholders have the right to exchange their Common Stock for cash consideration that equals or exceeds $18.00 per share and (ii) 150,000 total shares held in escrow that were forfeited upon the expiration of the underwriters’ over-allotment option on January 7, 2011, resulting in a total of 4,444,444 shares of Common Stock deemed outstanding:
(a)	Amount beneficially owned: 224,722 shares of Common Stock

(b)	Percent of class: 5.1%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 224,722

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 224,722

(iv)	Shared power to dispose or to direct the disposition of: —0—

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

Page 4 of 5 Pages

CUSIP No.	50161R209
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2011

JOHN L. SHERMYEN

/s/ John L. Shermyen

Page 5 of 5 Pages